UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 13 May, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	13th May 2011

ALLIED IRISH BANKS, P.L.C.
ISSUE OF ORDINARY SHARES TO NPRFC

As a result of the operation of a "Dividend Stopper" in one of its Capital Instruments, Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] is precluded from paying dividends on certain of its securities. As a result, the annual cash dividend on the National Pensions Reserve Fund Commission's (NPRFC) €3.5bn preference shares, amounting to €280m, due today 13th May, will not be paid. In these circumstances, under its articles of association, AIB becomes obliged to issue and allot ordinary shares to the NPRFC equal in value to the amount of the dividend that would otherwise have been payable.

As a consequence, AIB will be issuing and allotting 1,209,155,030* ordinary shares to the NPRFC by way of bonus issue. This number of shares is equal to the aggregate cash amount of the annual dividend of €280m on the NPRFC's holding of preference shares, divided by the average price per share in the 30 trading days prior to today's date (€0.23156 per share). 484,902,878 shares have been issued and allotted today. The remainder will be issued and allotted following the annual general meeting at which a resolution will be proposed increasing AIB's authorised share capital. Application will be made in due course for the listing of all of these new shares.

Once this issue of shares is complete, the total number of AIB ordinary shares in issue will be 13,455,007,742. The NPRFC would then hold c. 93.5%, (currently c. 92.8%), of the enlarged issued share capital of the Bank.

* before application of late issuance adjustment that may apply

-ENDS-

For further information please contact:
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  13 May, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.